CUSIP NO. 051068104                                                       Page 1


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             AUGUST PROJECT 1 CORP.
                             ----------------------
                                (NAME OF ISSUER)

                                  COMMON STOCK
                                  ------------
                         (TITLE OF CLASS OF SECURITIES)

                                    051068104
                                 (CUSIP NUMBER)

                          Earl T. Ingarfield, President
                             August Project 1 Corp.
                        22 South Links Avenue, Suite 204
                             Sarasota, Florida 34236
                                 (941) 330-8051
                                 --------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                    Copy To:

                             Clayton E. Parker, Esq.
                           Kirkpatrick & Lockhart LLP

                    201 South Biscayne Boulevard, 20th Floor
                              Miami, Florida 33131

                                 APRIL 10, 2000
                                 --------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


CUSIP NO. 051068104                                                       Page 2


                                  SCHEDULE 13D

-------------------------------------------------------------------------------------------
1               NAME OF REPORTING PERSONS
                Lido Capital Corporation

-------------------------------------------------------------------------------------------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                (a)   [ X ]
                                                                                (b)   [   ]
--------------------------------------------------------------------------------------------
3               SEC USE ONLY


--------------------------------------------------------------------------------------------
4               SOURCE OF FUNDS

                WC

--------------------------------------------------------------------------------------------
5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
                2(d) or 2(e) (  )

--------------------------------------------------------------------------------------------
6               CITIZENSHIP OR PLACE OF ORGANIZATION
                Florida

--------------------------------------------------------------------------------------------
NUMBER OF       7         SOLE VOTING POWER
SHARES
BENEFICIALLY              4,867,000
OWNED BY EACH
REPORTING
PERSON WITH
                ----------------------------------------------------------------------------
                8         SHARED VOTING POWER

                          -0-

                ----------------------------------------------------------------------------
                9         SOLE DISPOSITIVE POWER

                          4,867,000

                ----------------------------------------------------------------------------
                10        SHARED DISPOSITIVE POWER

                          -0-

--------------------------------------------------------------------------------------------
11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                4,867,000

--------------------------------------------------------------------------------------------
12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  (  )

--------------------------------------------------------------------------------------------
13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                33.0%

--------------------------------------------------------------------------------------------
14              TYPE OF REPORTING PERSON

                CO

--------------------------------------------------------------------------------------------


CUSIP NO. 051068104                                                       Page 3


--------------------------------------------------------------------------------------------
1               NAME OF REPORTING PERSONS
                Earl T. Ingarfield

--------------------------------------------------------------------------------------------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                (a)   [ X ]
                                                                                (b)   [   ]
--------------------------------------------------------------------------------------------
3               SEC USE ONLY


--------------------------------------------------------------------------------------------
4               SOURCE OF FUNDS

                OO

--------------------------------------------------------------------------------------------
5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
                2(d) or 2(e) (  )

--------------------------------------------------------------------------------------------
6               CITIZENSHIP OR PLACE OF ORGANIZATION
                United States of America

--------------------------------------------------------------------------------------------
NUMBER OF       7         SOLE VOTING POWER
SHARES
BENEFICIALLY              4,867,000
OWNED BY EACH
REPORTING
PERSON WITH
                ----------------------------------------------------------------------------
                8         SHARED VOTING POWER

                          -0-

                ----------------------------------------------------------------------------
                9         SOLE DISPOSITIVE POWER
                          4,867,000

                ----------------------------------------------------------------------------
                10        SHARED DISPOSITIVE POWER

                          -0-

--------------------------------------------------------------------------------------------
11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                4,867,000

--------------------------------------------------------------------------------------------
12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES             (  )

--------------------------------------------------------------------------------------------
13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                33.0%

--------------------------------------------------------------------------------------------
14              TYPE OF REPORTING PERSON

                IN

--------------------------------------------------------------------------------------------


CUSIP NO. 051068104                                                       Page 4

--------------------------------------------------------------------------------------------
1               NAME OF REPORTING PERSONS
                Jon Kochevar

--------------------------------------------------------------------------------------------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                               (a)   [    ]
                                                                               (b)   [ X  ]
--------------------------------------------------------------------------------------------
3               SEC USE ONLY


--------------------------------------------------------------------------------------------
4               SOURCE OF FUNDS

                SC

--------------------------------------------------------------------------------------------
5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
                2(d) or 2(e) (  )

-------------------------------------------------------------------------------------------
6               CITIZENSHIP OR PLACE OF ORGANIZATION
                United States of America

--------------------------------------------------------------------------------------------
NUMBER OF       7         SOLE VOTING POWER
SHARES
BENEFICIALLY              4,867,000
OWNED BY EACH
REPORTING
PERSON WITH
                ----------------------------------------------------------------------------
                8         SHARED VOTING POWER

                          -0-

                ----------------------------------------------------------------------------
                9         SOLE DISPOSITIVE POWER

                          4,867,000

                ----------------------------------------------------------------------------
                10        SHARED DISPOSITIVE POWER

                          -0-

--------------------------------------------------------------------------------------------
11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                4,867,000

--------------------------------------------------------------------------------------------
12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES             (  )

-----------------------------------------------------------------------------------------------
13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                33.0%

--------------------------------------------------------------------------------------------
14              TYPE OF REPORTING PERSON

                IN

--------------------------------------------------------------------------------------------


CUSIP NO. 051068104                                                       Page 5

--------------------------------------------------------------------------------------------
1               NAME OF REPORTING PERSONS
                John Allen

--------------------------------------------------------------------------------------------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                               (a)   [    ]
                                                                                 (b) [  X ]
--------------------------------------------------------------------------------------------
3               SEC USE ONLY


--------------------------------------------------------------------------------------------
4               SOURCE OF FUNDS

                SC

--------------------------------------------------------------------------------------------
5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
                2(d) or 2(e) (  )

--------------------------------------------------------------------------------------------
6               CITIZENSHIP OR PLACE OF ORGANIZATION
                United States of America

--------------------------------------------------------------------------------------------
NUMBER OF       7         SOLE VOTING POWER
SHARES
BENEFICIALLY              4,867,000
OWNED BY EACH
REPORTING
PERSON WITH
                ----------------------------------------------------------------------------
                8         SHARED VOTING POWER

                          -0-

                ----------------------------------------------------------------------------
                9         SOLE DISPOSITIVE POWER

                          4,867,000

                ----------------------------------------------------------------------------
                10        SHARED DISPOSITIVE POWER

                          -0-

--------------------------------------------------------------------------------------------
11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                4,867,000

--------------------------------------------------------------------------------------------
12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES (  )

--------------------------------------------------------------------------------------------
13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                33.0%

--------------------------------------------------------------------------------------------
14              TYPE OF REPORTING PERSON

                IN

--------------------------------------------------------------------------------------------

CUSIP NO. 051068104                                                       Page 6


ITEM 1.  SECURITY AND ISSUER.
         -------------------

      This statement relates to shares of common stock, par value $0.001 per share (the "SHARES"), of August Project 1 Corp., a Florida corporation (the "ISSUER"). The principal executive office of the Issuer is located at 22 South Links Avenue, Suite 204, Sarasota, Florida 34236.

ITEM 2.  IDENTITY AND BACKGROUND.
         -----------------------

         (a)-(c), (f). This statement is being filed by: (i) Lido Capital Corporation ("Lido"); (ii) Earl T. Ingarfield ("MR. INGARFIELD"); (iii) Jon Kochevar ("MR. KOCHEVAR") and (iv) John Allen ("MR. ALLEN") (sometimes collectively referred to herein as the "REPORTING PERSONS").

         Mr. Ingarfield's principal business is the President of Avid Sportswear & Golf Corp. His business address is 22 South Links Avenue, Suite 204, Miami, Florida 34236. Mr. Ingarfield is a citizen of the United States of America.

         Lido Capital Corporation is a Florida corporation. Its principal business is investing in marketable securities. Mr. Ingarfield is the sole director and shareholder and the principal officer of Lido. Its business address is 22 South Links Avenue, Suite 204, Miami, Florida 34236.

         Jon Kochevar's principal business is President of the Issuer. Mr. Kochevar is a citizen of the United States of America.

         John Allen's principal business is Vice President of the Issuer. Mr. Allen is a citizen of the United States of America.

      (d) and (e). During the last five years, none of Lido or Messrs. Ingarfield, Kochevar or Allen have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         -------------------------------------------------

      As of the close of business on May 19, 2000, the Reporting Persons held in the aggregate 14,601,000 Shares of which (i) 4,867,000 were purchased by Lido,
(ii) 4,867,000 were acquired by Mr. Kochevar pursuant to the acquisition of USWEBAUCTIONS, INC., a Florida corporation ("USWEBAUCTIONS") and (iii) 4,867,000 were acquired by Mr. Allen pursuant to the acquisition of USWEBAUCTIONS.

      Lido purchased its 4,867,000 Shares for an aggregate purchase price of $150,000.00, all of which was provided by Lido's working capital.

CUSIP NO. 051068104                                                       Page 7


      Mr. Kochevar acquired his 4,867,000 Shares pursuant to the terms of that certain Stock Purchase Agreement (the "STOCK PURCHASE AGREEMENT"), dated April 10, 2000, between the Issuer, USWEBAUCTIONS, Mr. Kochevar and Mr. Allen, in which the Issuer acquired all of the outstanding capital stock of USWEBAUCTIONS.

         Mr. Allen acquired all of his 4,867,000 Shares pursuant to the terms of the Stock Purchase Agreement.

ITEM 4.  PURPOSE OF TRANSACTION.
         ----------------------

      Each of the Reporting Persons acquired the Shares for investment in connection and not with a view to, or for resale in connection with, any distribution thereof, and none of the Reporting Persons has a present intention of selling, granting any participation in, or otherwise distributing the Shares.

      Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
         ------------------------------------

      (a)-(b) As of the close of business on May 25, 2000, each of the Reporting Persons directly owned the number of Shares set opposite each person's name, representing the percentage ownership set forth below:

                            NO. OF SHARES        PERCENTAGE
REPORTING PERSON            OF HOLDINGS          OWNERSHIP
----------------            -----------          ---------

Lido Capital Corporation      4,867,000            33.0%

Jon Kochevar                  4,867,000            33.0%

John Allen                    4,867,000            33.0%

      In addition, as of the close of business on May 25, 2000, Mr. Ingarfield did not hold any Shares directly. As the sole shareholder and director and principal officer of Lido, Mr. Ingarfield may be deemed to beneficially own the Shares held by Lido.

      Each of the Reporting Persons named above has the sole power to vote and dispose of his or its Shares.

      By reason of the provisions of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the "ACT"), Lido and Mr. Ingarfield are deemed to be a "group." By reason of the provisions of Rule 13d-5 under the Act, Lido and Mr. Ingarfield may be deemed to own all Shares beneficially owned by the other. Except as stated above, the Reporting Persons does not affirm the existence of any group and disclaim beneficial ownership of Shares beneficially owned by any other Reporting Person.

CUSIP NO. 051068104                                                       Page 8


      (c) During the past sixty days, none of the Reporting Persons acquired any Shares.

      (d)   Not applicable.

      (e)   Not applicable.

ITEM 6. CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
------------------------

      Each of the Reporting Persons named above has the sole power to vote and dispose of his or its Shares. None of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, without limitation, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits and losses or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
         --------------------------------

         Exhibit 1.  Joint Filing Agreement

CUSIP NO. 051068104                                                       Page 9

                                    SIGNATURE
                                    ---------

      After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each certifies that the information set forth in this statement is true, complete and correct.

Dated:      May 25, 2000                   /s/ Earl T. Ingarfield
                                           -------------------------------
                                           Earl T. Ingarfield

                                           /s/ Jon Kochevar
                                           -------------------------------
                                           Jon Kochevar

                                           /s/ JOHN ALLEN
                                           -------------------------------
                                           John Allen

                                           LIDO CAPITAL CORPORATION

                                           By:   /S/ Earl T. Ingarfield
                                                 -------------------------
                                                 Earl T. Ingarfield, President

CUSIP NO. 051068104                                                      Page 10


                             JOINT FILING AGREEMENT
                             ----------------------

      In accordance with Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $0.001 per share, of August Project 1 Corp., a Florida corporation, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

      IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the 25th day of May, 2000.

                                           /s/ Earl T. Ingarfield
                                           --------------------------------
                                           Earl T. Ingarfield

                                           /s/ Jon Kochevar
                                           --------------------------------
                                           Jon Kochevar

                                           /s/ John AlleN
                                           --------------------------------
                                           John Allen

                                           LIDO CAPITAL CORPORATION

                                           By:   /s/ Earl T. Ingarfield
                                                 -----------------------------
                                                 Earl T. Ingarfield, President